Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

To All Broadcom Employees:

I want to tell you about a significant development at Broadcom that we believe will bring meaningful value to our shareholders, customers and employees. A few minutes ago, we publicly announced a proposal to acquire Qualcomm in a cash and stock transaction. Consistent with our strategy, the acquisition would enhance our scale and broaden our product diversity so we can deliver more advanced semiconductor solutions to our global customers. You can read the press release on our website investors.broadcom.com/.

Exciting opportunities like this one are available to us because of your hard work and commitment to technology innovation and engineering excellence. Broadcom has a rich history of delivering leading connectivity products to our customers around the world. We have successfully completed five major acquisitions since 2013, and I am confident we can deliver similar results by completing a transaction with Qualcomm.

We have great respect for the Qualcomm team and the legacy they have built since their founding more than 30 years ago. Broadcom has been interested for some time in combining Qualcomm’s mobile business with the Broadcom platform, and we continue to believe doing so would deliver substantial benefits to our respective stakeholders.

The proposal we made public today is the first step to realizing this, and we have made clear that we are prepared to engage immediately in discussions with members of the Qualcomm team so that we can sign a definitive agreement as soon as possible.

It is important for you to know that today’s announcement has no impact on our day-to-day operations or your day-to-day responsibilities. It is business as usual at Broadcom, and you should remain focused on delivering the same innovative products our global customer base has come to expect.

This announcement will likely lead to increased interest from the financial community and the media, and it is important that as a company we speak with one voice. If you receive inquiries from outside parties, please forward them to Ashish Saran at 408-433-4557 or ashish.saran@broadcom.com.

Thank you for all that you do. Let’s stay focused on delivering our goals for the year!

Regards,

Hock Tan

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom and Qualcomm. These statements include, but are not limited to, statements that address Broadcom’s expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of other acquisitions, (iii) Broadcom’s plans, objectives and intentions with respect to future operations and products, (iv) Broadcom’s competitive position and opportunities, (v) the impact of acquisitions on the market for Broadcom’s products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Such risks, uncertainties and assumptions include: the ultimate outcome of any possible transaction between Broadcom and Qualcomm, including the possibility that Qualcomm will reject the proposed transaction with Broadcom; uncertainties as to whether Qualcomm will cooperate with Broadcom regarding the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers; the timing of the proposed transaction; the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals); and other risks related to the completion of the proposed transaction and actions related thereto. Other risks, uncertainties and assumptions that could materially affect future results include: any risks associated with loss of Broadcom’s significant customers and fluctuations in the timing and volume of significant customer demand; Broadcom’s dependence on contract manufacturers and outsourced supply chain; any acquisitions Broadcom may make, as well as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with Broadcom’s existing businesses and Broadcom’s ability to achieve the benefits, growth prospects and synergies expected from such acquisitions, including Broadcom’s pending acquisition of Brocade Communications Systems, Inc. and Broadcom’s proposed acquisition of Qualcomm; the ability of Broadcom to integrate Qualcomm’s business and make changes to its business model, and to resolve legal proceedings, governmental investigations and customer disputes relating to Qualcomm’s licensing practices; Broadcom’s ability to accurately estimate customers’ demand and adjust Broadcom’s manufacturing and supply chain accordingly; Broadcom’s significant indebtedness, including the substantial indebtedness Broadcom expects to incur in connection with Broadcom’s proposed acquisition of Qualcomm, and the need to generate sufficient cash flows to service and repay such debt; dependence on and risks associated with distributors of Broadcom’s products; Broadcom’s ability to improve its manufacturing efficiency and quality; increased dependence on a small number of markets; quarterly and annual fluctuations in operating results; cyclicality in the semiconductor industry or in Broadcom’s target markets; global economic conditions and concerns; Broadcom’s competitive performance and ability to continue achieving design wins with its customers, as well as the timing of those design wins;

rates of growth in Broadcom’s target markets; prolonged disruptions of Broadcom’s or its contract manufacturers’ manufacturing facilities or other significant operations; Broadcom’s dependence on outsourced service providers for certain key business services and their ability to execute to its requirements; Broadcom’s ability to maintain or improve gross margin; Broadcom’s ability to maintain tax concessions in certain jurisdictions; Broadcom’s ability to protect its intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product and warranty and indemnification claims; Broadcom’s ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which Broadcom’s products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Broadcom’s filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect Broadcom’s business, results of operations and financial condition. Broadcom undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm. In furtherance of this proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Broadcom and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.